Registration Statement No. 333-285508

Filed Pursuant to Rule 433

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the SPDR® Gold Trust
Issuer	Bank of Montreal (“BMO”). References on this page to “we,” “us” or “our” mean BMO.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The SPDR® Gold Trust (Bloomberg symbol: “GLD”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Capped Value	[$11.80 to $12.20] per unit, a return of [18.00% to 22.00%] over the principal amount, to be determined on the pricing date
Participation Rate	300%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/927971/000121465926011392/y91265424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or any assets held by the Market Measure.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	The initial estimated value of the notes on the pricing date, based on our proprietary pricing models, will be less than the public offering price because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the initial estimated value.
•	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.
•	The initial estimated value of the notes is not an indication of the price, if any, at which we, BofAS or any of our respective affiliates or any other person may be willing to buy the notes from you in the secondary market (if any).
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of the Market Measure or any assets held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS.
•	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that affects its value, and these entities have no obligation to consider your interests.
•	You will have no rights of a holder of shares of the Market Measure or any assets held by the Market Measure, and you will not be entitled to receive dividends or other distributions by the Market Measure.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure, and have not verified any disclosure made by the Market Measure.
•	There are liquidity and management risks associated with the Market Measure.
•	The performance of the Market Measure may not correlate with the performance of the assets held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or any assets held by the Market Measure may be adversely affected, sometimes materially.
•	If the liquidity of the components of the Market Measure is limited, the value of the notes would likely be adversely affected.
•	Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.
•	Legal and regulatory changes could adversely affect the return on and value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure. See “Description of the ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY ARN-1.
•	The U.S. federal income tax consequences of an investment in the notes are unclear.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
•	The notes are subject to risks associated with gold.
•	The performance and market value of the Market Measure, particularly during periods of market volatility, may not correlate with the performance of the underlying commodity as well as the net asset value per share.
•	There are risks relating to commodities trading on the London Bullion Market Association.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-2.50%	$9.75	-2.50%
0.00%	$10.00	0.00%
2.50%	$10.75	7.50%
5.00%	$11.50	15.00%
6.67%	$12.00(1)	20.00%
10.00%	$12.00	20.00%
20.00%	$12.00	20.00%
30.00%	$12.00	20.00%
40.00%	$12.00	20.00%
50.00%	$12.00	20.00%
60.00%	$12.00	20.00%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

BMO has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that BMO has filed with the SEC, for more complete information about BMO and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BMO, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.